Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2017 Results

TORONTO, August 1, 2017 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the second quarter ended June 30, 2017. Based on its first-half results, the company raised its full-year 2017 outlook for several metrics, as reflected on page 5.

“It is encouraging to see the continued improvement in underlying operating performance,” said Jim Smith, president and chief executive officer of Thomson Reuters. “Based on the solid start to the year, we are increasing full-year EPS guidance. Our execution focus is paying off, and we believe efforts to improve customer experience will keep the trend lines moving in the right direction.”

Consolidated Financial Highlights - Three Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margin and earnings per share (EPS)

(unaudited)

IFRS Financial Measures(1)	2017	2016	Change	Change at Constant Currency
Revenues	$2,782	$2,769	0%
Operating profit	$399	$401	0%
Diluted EPS (includes discontinued operations)	$0.27	$0.45	-40%
Cash flow from operations (includes discontinued operations)	$834	$770	8%
Non-IFRS Financial Measures(1)
Revenues	$2,782	$2,769	0%	2%
Adjusted EBITDA	$838	$757	11%	11%
Adjusted EBITDA margin	30.1%	27.3%	280bp	230bp
Adjusted EPS	$0.60	$0.47	28%	28%
Free cash flow (includes discontinued operations)	$580	$525	10%

Revenues were slightly higher compared to the prior-year period as higher recurring revenues and contributions from acquisitions were mostly offset by the impact of foreign currency.

o	At constant currency, revenues increased 2%.

Operating profit was essentially unchanged as slightly higher revenues and lower expenses, which reflected savings from the company’s simplification initiatives, were offset by the unfavorable impact of fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts.

o	Adjusted EBITDA increased 11% to $838 million and the margin increased 280 basis points to 30.1% from 27.3% primarily due to higher revenues and simplification initiatives which resulted in lower expenses.

Diluted EPS, which includes discontinued operations, decreased 40% to $0.27 due to the same factors that impacted operating profit, as well as non-cash foreign currency fluctuations on intercompany loans and the loss of earnings from IP & Science following its sale in the fourth quarter of 2016.

o	Adjusted EPS was $0.60, an increase of 28%, or $0.13 per share, primarily due to higher adjusted EBITDA.

Cash flow from operations increased 8%, despite the loss of cash flow from IP & Science following its sale, due to higher operating profit before the impact of non-cash items, such as fair value adjustments.

o	Free cash flow increased 10% to $580 million, primarily reflecting stronger adjusted EBITDA performance, partly offset by the loss of cash flow from IP & Science following its sale.

The company repurchased 6.7 million shares during the second quarter at a cost of $294 million and repurchased 13.5 million shares during the first six months of the year at a cost of $578 million under its $1.0 billion share buyback program.

(1)	In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Thomson Reuters Reports Second-Quarter 2017 Results

Highlights by Business Unit – Three Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	June 30,		Change
	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	$1,517	$1,524	0%	-2%	2%
Legal	842	846	0%	-1%	1%
Tax & Accounting	350	324	8%	0%	8%
Corporate & Other (Reuters News)	74	79	-6%	-1%	-5%
Eliminations	(1)	(4)
Revenues	$2,782	$2,769	0%	-2%	2%

Adjusted EBITDA
Financial & Risk	$477	$443	8%	0%	8%
Legal	320	310	3%	-1%	4%
Tax & Accounting	103	82	26%	2%	24%
Corporate & Other (includes Reuters News)	(62)	(78)	n/a	n/a	n/a
Adjusted EBITDA	$838	$757	11%	0%	11%

Adjusted EBITDA Margin
Financial & Risk	31.4%	29.1%	230bp	50bp	180bp
Legal	38.0%	36.6%	140bp	30bp	110bp
Tax & Accounting	29.4%	25.3%	410bp	20bp	390bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	30.1%	27.3%	280bp	50bp	230bp

n/a – not applicable

Unless otherwise noted, all revenue growth comparisons by business unit in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Financial & Risk

Revenues increased 2% to $1.5 billion. Organic revenues grew 1% and acquisitions contributed 1%.

o	Revenues by type:
•	Recurring revenues grew 1% (77% of total)
•	The increase was primarily due to an annual price increase and positive net sales.
•	Transactions revenues grew 8% (15% of total)
•	Growth was due to increased revenue from Tradeweb and the BETA brokerage processing business, as well as contributions from acquisitions. These increases were partially offset by the impact of lower foreign exchange trading revenues.
•	Recoveries revenues decreased 5% (8% of total). The company does not expect recoveries to have a significant impact on Financial & Risk’s revenue growth in the second half of the year.

o	Revenues by geography:
•	Revenues were up 3% in the Americas, up 1% in Europe, Middle East and Africa (EMEA) and were up slightly in Asia Pacific, despite the impact of lower recoveries revenues in each region.

Adjusted EBITDA increased 8% to $477 million.

o	The margin increased to 31.4% from 29.1%. In constant currency, the margin increased 180 basis points primarily due to savings from the company’s simplification initiatives, including the 2016 severance charges, and higher revenues.

Net sales were positive in the quarter.

Thomson Reuters Reports Second-Quarter 2017 Results

Legal

Revenues increased 1% to $842 million.

•	Recurring revenues grew 4% (76% of total)
•	US Print revenues declined 8% (14% of total)
•	Transactions revenues declined 8% (10% of total)

Adjusted EBITDA increased 3% to $320 million.

o	The margin increased to 38.0% from 36.6%. In constant currency, the margin increased 110 basis points due to higher revenues, savings related to the fourth-quarter 2016 severance charges and ongoing simplification initiatives.

Tax & Accounting

Revenues increased 8% to $350 million primarily due to higher recurring revenues and improved transactions revenues. Revenue growth also benefited from a favorable year-over-year comparison, as the Government business reported lower revenues in the prior-year period due to delays on certain contracts.

•	Recurring revenues grew 4% (84% of total)
•	Transactions revenues grew 36% (16% of total)

Adjusted EBITDA increased 26% to $103 million.

o	The margin increased to 29.4% from 25.3%. In constant currency, the margin increased 390 basis points due to higher revenues and savings related to the fourth-quarter 2016 severance charges.

Corporate & Other (Including Reuters News)

Reuters News revenues were $74 million, down 5%.

Corporate & Other costs at the adjusted EBITDA level were $62 million compared to $78 million in the prior-year period.

o	The reduction was driven by savings generated by the company’s simplification initiatives and the elimination of certain costs following the sale of IP & Science.
o	Including depreciation and amortization of software, Corporate & Other costs were $74 million compared to $94 million in the prior-year period. On this basis, the company expects full-year Corporate & Other costs to be approximately $280 million.

Consolidated Financial Highlights – Six Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
IFRS Financial Measures	2017	2016	Change		Change At Constant Currency
Revenues	$5,597	$5,562	1%
Operating profit	$843	$711	19%
Diluted EPS (includes discontinued operations)	$0.67	$0.79	-15%
Cash flow from operations (includes discontinued operations)	$466	$1,228	-62%
Non-IFRS Financial Measures
Revenues	$5,597	$5,562	1%		2%
Adjusted EBITDA	$1,714	$1,505	14%		14%
Adjusted EBITDA margin	30.6%	27.1%	350	bp	310bp
Adjusted EPS	$1.23	$0.93	32%		32%
Free cash flow (includes discontinued operations)	$(5)	$748	n/m

n/m – not meaningful

Thomson Reuters Reports Second-Quarter 2017 Results

Revenues increased 1% as higher recurring revenues and contributions from acquisitions were partly offset by the impact of foreign currency and a decline in Financial & Risk’s recoveries revenues.

o At constant currency, revenues increased 2%.

Operating profit increased 19% as higher revenues and lower expenses were partly offset by unfavorable fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. Lower expenses reflected continued simplification initiatives.

o Adjusted EBITDA increased 14% to $1.7 billion and the margin increased to 30.6% from 27.1%, primarily reflecting higher revenues and the positive impact of the company’s simplification initiatives.

Diluted EPS, which includes discontinued operations, decreased 15% to $0.67 as higher operating profit was more than offset by non-cash foreign currency fluctuations on intercompany loans and the loss of earnings from IP & Science following its sale.

o Adjusted EPS was $1.23, an increase of 32%, or $0.30 per share, primarily due to higher adjusted EBITDA.

Cash flow from operations declined 62% primarily due to a $500 million pension plan contribution, $116 million of payments related to 2016 severance charges, and the loss of cash flow from IP & Science following its sale ($243 million year-on-year variance).

o Free cash flow was negative $5 million reflecting similar factors as noted above.

o Free cash flow for the full year is expected to be between $0.9 billion and $1.2 billion, as reflected in the company’s outlook.

Highlights by Business Unit – Six Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Six Months Ended June 30,		Change
	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	$3,019	$3,033	0%	-1%	1%
Legal	1,666	1,668	0%	-1%	1%
Tax & Accounting	767	713	8%	1%	7%
Corporate & Other (Reuters News)	148	154	-4%	-2%	-2%
Eliminations	(3)	(6)
Revenues	$5,597	$5,562	1%	-1%	2%

Adjusted EBITDA
Financial & Risk	$940	$880	7%	0%	7%
Legal	627	608	3%	-1%	4%
Tax & Accounting	244	196	24%	0%	24%
Corporate & Other (includes Reuters News)	(97)	(179)	n/a	n/a	n/a
Adjusted EBITDA	$1,714	$1,505	14%	0%	14%

Adjusted EBITDA Margin
Financial & Risk	31.1%	29.0%	210bp	40bp	170bp
Legal	37.6%	36.5%	110bp	0bp	110bp
Tax & Accounting	31.8%	27.5%	430bp	-10bp	440bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	30.6%	27.1%	350bp	40bp	310bp

n/a – not applicable

Thomson Reuters Reports Second-Quarter 2017 Results

Dividend

In February 2017, the Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.38 per common share. A quarterly dividend of $0.345 per share is payable on September 15, 2017 to common shareholders of record as of August 17, 2017.

Business Outlook 2017 (At Constant Currency)

Based on the results of the first half of the year, the company raised its full-year outlook for adjusted EBITDA margin and adjusted EPS. The company reaffirmed its full-year outlook for revenue growth and free cash flow. For the full-year 2017, the company currently expects:

•	Low single-digit revenue growth

•	Adjusted EBITDA margin to range between 29.3% – 30.3% – up from previous guidance of 28.8% – 29.8%

•	Free cash flow to range between $0.9 billion and $1.2 billion, which reflects cash payments in 2017 relating to the fourth-quarter 2016 charges, the $500 million pension plan contribution made in the first quarter of 2017 and the loss of free cash flow from the sale of the IP & Science business

•	Adjusted EPS target of $2.40 – $2.45 – up from previous guidance of $2.35

The company’s 2017 outlook does not factor in the impact of acquisitions or divestitures that may occur during the year.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the business unit or segment level), free cash flow, adjusted EPS, and selected measures excluding the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables. The term “organic” refers to Thomson Reuters’ existing businesses before the impact of acquisitions.

The company’s business outlook contains various non-IFRS financial measures. For outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2017 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts, and (iii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not anticipate.

Thomson Reuters Reports Second-Quarter 2017 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook 2017 (At Constant Currency)” section, Mr. Smith’s comments and statements regarding recoveries revenues and corporate costs, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2017. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2017 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates, a continued increase in demand for high quality information and workflow solutions and a continued need for trusted products and services that help customers navigate changing geopolitical, economic and regulatory environments. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2017 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2017 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
CONTINUING OPERATIONS
Revenues	$2,782	$2,769	$5,597	$5,562
Operating expenses	(1,997)	(1,991)	(4,001)	(4,100)
Depreciation	(77)	(80)	(149)	(161)
Amortization of computer software	(168)	(172)	(348)	(341)
Amortization of other identifiable intangible assets	(120)	(132)	(239)	(260)
Other operating (losses) gains, net	(21)	7	(17)	11

Operating profit	399	401	843	711
Finance costs, net:
Net interest expense	(95)	(103)	(188)	(196)
Other finance (costs) income	(91)	9	(118)	(25)

Income before tax and equity method investments	213	307	537	490
Share of post-tax losses in equity method investments	(7)	(1)	(5)	—
Tax (expense) benefit	(5)	(2)	(14)	24

Earnings from continuing operations	201	304	518	514
Earnings from discontinued operations, net of tax	5	46	2	108

Net earnings	$206	$350	$520	$622

Earnings attributable to:
Common shareholders	192	337	489	599
Non-controlling interests	14	13	31	23

Earnings per share:
Basic and diluted earnings per share:
From continuing operations	$0.26	$0.39	$0.67	$0.65
From discontinued operations	0.01	0.06	—	0.14

Basic and diluted earnings per share	$0.27	$0.45	$0.67	$0.79

Basic weighted-average common shares	721,009,957	751,598,761	724,088,186	756,163,267

Diluted weighted-average common shares	722,504,109	753,350,217	725,409,478	757,795,444

Thomson Reuters Reports Second-Quarter 2017 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30,	December 31,
	2017	2016
Assets
Cash and cash equivalents	$771	$2,368
Trade and other receivables	1,545	1,392
Other financial assets	86	188
Prepaid expenses and other current assets	735	686

Current assets	3,137	4,634

Computer hardware and other property, net	877	961
Computer software, net	1,404	1,394
Other identifiable intangible assets, net	5,539	5,655
Goodwill	14,856	14,485
Other financial assets	84	135
Other non-current assets	565	537
Deferred tax	55	51

Total assets	$26,517	$27,852

Liabilities and equity
Liabilities
Current indebtedness	$718	$1,111
Payables, accruals and provisions	2,027	2,448
Deferred revenue	1,023	901
Other financial liabilities	195	102

Current liabilities	3,963	4,562

Long-term indebtedness	6,326	6,278
Provisions and other non-current liabilities	1,687	2,258
Other financial liabilities	315	340
Deferred tax	1,093	1,158

Total liabilities	13,384	14,596

Equity
Capital	9,571	9,589
Retained earnings	6,990	7,477
Accumulated other comprehensive loss	(3,922)	(4,293)

Total shareholders’ equity	12,639	12,773
Non-controlling interests	494	483

Total equity	13,133	13,256

Total liabilities and equity	$26,517	$27,852

Thomson Reuters Reports Second-Quarter 2017 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$201	$304	$518	$514
Adjustments for:
Depreciation	77	80	149	161
Amortization of computer software	168	172	348	341
Amortization of other identifiable intangible assets	120	132	239	260
Net gains on disposals of businesses and investments	—	(1)	—	(2)
Deferred tax	(52)	(26)	(73)	(84)
Other	274	47	437	225
Pension contributions	—	—	(500)	—
Changes in working capital and other items	54	(10)	(603)	(381)

Operating cash flows from continuing operations	842	698	515	1,034
Operating cash flows from discontinued operations	(8)	72	(49)	194

Net cash provided by operating activities	834	770	466	1,228

Investing activities
Acquisitions, net of cash acquired	(5)	(65)	(183)	(111)
(Payments for) proceeds from disposals of businesses and investments	—	(1)	10	1
Capital expenditures, less proceeds from disposals	(241)	(212)	(454)	(445)
Other investing activities	9	1	15	20

Investing cash flows from continuing operations	(237)	(277)	(612)	(535)
Investing cash flows from discontinued operations	17	(14)	17	(25)

Net cash used in investing activities	(220)	(291)	(595)	(560)

Financing activities
Proceeds from debt	—	498	—	498
Repayments of debt	—	(500)	(550)	(503)
Net (repayments) borrowings under short-term loan facilities	(105)	(138)	150	304
Repurchases of common shares	(294)	(258)	(578)	(690)
Dividends paid on preference shares	—	—	(1)	(1)
Dividends paid on common shares	(241)	(248)	(483)	(497)
Dividends paid to non-controlling interests	(22)	(20)	(31)	(29)
Other financing activities	11	9	16	13

Net cash used in financing activities	(651)	(657)	(1,477)	(905)

Decrease in cash and bank overdrafts	(37)	(178)	(1,606)	(237)
Translation adjustments	3	(5)	5	(1)
Cash and bank overdrafts at beginning of period	800	867	2,367	922

Cash and bank overdrafts at end of period	$766	$684	$766	$684

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$771	$686	$771	$686
Bank overdrafts	(5)	(2)	(5)	(2)

	$766	$684	$766	$684

Thomson Reuters Reports Second-Quarter 2017 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2017	2016	Change	2017	2016	Change
Earnings from continuing operations	$201	$304	-34%	$518	$514	1%
Adjustments to remove:
Tax expense (benefit)	5	2		14	(24)
Other finance costs (income)	91	(9)		118	25
Net interest expense	95	103		188	196
Amortization of other identifiable intangible assets	120	132		239	260
Amortization of computer software	168	172		348	341
Depreciation	77	80		149	161

EBITDA	$757	$784		$1,574	$1,473
Adjustments to remove:
Share of post-tax losses in equity method investments	7	1		5	—
Other operating losses (gains), net	21	(7)		17	(11)
Fair value adjustments	53	(21)		118	43

Adjusted EBITDA	$838	$757	11%	$1,714	$1,505	14%

Adjusted EBITDA margin (1)	30.1%	27.3%	280bp	30.6%	27.1%	350bp

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings (2)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2017	2016	Change	2017	2016	Change
Earnings attributable to common shareholders	$192	$337	-43%	$489	$599	-18%
Adjustments to remove:
Fair value adjustments	53	(21)		118	43
Amortization of other identifiable intangible assets	120	132		239	260
Other operating losses (gains), net	21	(7)		17	(11)
Other finance costs (income)	91	(9)		118	25
Share of post-tax losses in equity method investments	7	1		5	—
Tax on above items	(42)	(35)		(89)	(92)
Tax items impacting comparability	2	13		2	6
Earnings from discontinued operations, net of tax	(5)	(46)		(2)	(108)
Interim period effective tax rate normalization (3)	(3)	(8)		(2)	(13)
Dividends declared on preference shares	—	—		(1)	(1)

Adjusted earnings	$436	$357	22%	$894	$708	26%

Adjusted EPS	$0.60	$0.47	28%	$1.23	$0.93	32%

Foreign currency (4)			0%			0%
Constant currency (4)			28%			32%
Diluted weighted-average common shares (millions)	722.5	753.4		725.4	757.8

Refer to page 11 for footnotes.

Thomson Reuters Reports Second-Quarter 2017 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Net cash provided by operating activities	$834	$770	$466	$1,228
Capital expenditures, less proceeds from disposals	(241)	(212)	(454)	(445)
Capital expenditures from discontinued operations	—	(14)	—	(25)
Other investing activities	9	1	15	20
Dividends paid on preference shares	—	—	(1)	(1)
Dividends paid to non-controlling interests	(22)	(20)	(31)	(29)

Free cash flow	$580	$525	$(5)	$748

Footnotes

(1)	Thomson Reuters defines adjusted EBITDA as earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax (earnings) losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the Company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.
(2)	Adjusted earnings and adjusted EPS include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.
(3)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(4)	The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.
(5)	Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by (used in) operating activities, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Supplemental

Thomson Reuters Corporation

Depreciation and Amortization of Computer Software by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Financial & Risk	$140	$146	$287	$288
Legal	61	63	123	123
Tax & Accounting	32	27	64	58
Corporate & Other (includes Reuters News)	12	16	23	33

Total depreciation and amortization of computer software	$245	$252	$497	$502